

February 19, 2014

Via E-mail
Jennifer Crane
Chief Financial Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re: Crossroads Systems, Inc.**
> **Post-Effective Amendment on Form S-3**
> **Filed February 4, 2014**
> **File No. 333-172792**

Dear Ms. Crane:

Our review of the filing referenced above has been limited to the matter addressed in the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1.   Your registration statement concerns a continuous offering and the Form S-1 registration statement which was declared effective on August 30, 2011, included the undertaking specified by Item 512(a) of Regulation S-K and is subject to Rule 415. The prospectus supplement filed on each of February 1, 2012 and March 12, 2013 sought to add financial statements for the years ended October 31, 2011 and 2012, respectively, to your prospectus without the filing of the requisite post-effective amendments. Note that Item 512(a)(1) of Regulation S-K requires that any update to your prospectus required by Section 10(a)(3) be made by means of a post-effective amendment to the registration statement. It appears your prospectus no longer complied with Section 10(a)(3) as of May 31, 2012 because the prospectus was not part of the registration statement nor was it properly filed under Rule 424. Please advise as to whether any sales were made under the registration statement on or after May 31, 2012. If such sales have been made, please provide an analysis supporting your conclusion that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3) as well as the undertaking included in your registration statement that is responsive to

Item 512(a)(1)(i) of Regulation S-K. Please tell us what consideration you gave to including disclosure in your post-effective amendment in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        J. Matthew Lyons, Esq.
        Andrews Kurth LLP